2850 Red Hill Avenue, Suite 100
            Santa Ana, CA 92705
www.aurasound.com
March 29, 2011

Kathryn Jacobson
SEC
100 F Street, NE
Washington, DC 20549

Dear Kathryn,

In connection with our conversation this morning, we will provide a response to the SEC comment letter dated March 21, 2011 on or before April 12, 2011.

Please call me at 949-829-4000 ext 103 or 949-554-4142 or by fax at 949-419-1202 or by email at asingha@aurasound.com with any questions.

Best

AURASOUND, INC.

Aman Singha
Chief Administrative Officer